EXHIBIT 1

                                ROBERT E. DEZIEL
                              239 South County Road
                              Palm Beach, FL 33480


                                  June 16, 1997

VIA TELECOPY (832-4737)
and HAND DELIVERY



L & L Foods, Inc.
215 5th Street, Suite 107
West Palm Beach, FL  33403
    Attn: Lee, Linn and George Heaton

Re: Capital Stock Purchase Agreement dated May 24, 1997, executed May 25, 1997 (the "May 25 Agreement)


Dear Messrs. Heaton:

The undersigned, Robert E. Deziel ("Purchaser") hereby exercises Purchaser's option to purchase 479,600 shares (the "Option Shares") of the common stock of Shells Seafood Restaurants, Inc. (the "Company") granted to the Purchaser pursuant to the May 25 Agreement. Such exercise is made subject to the satisfaction of the conditions to closing set forth in the May 25 Agreement.

Pursuant to the May 25 Agreement, L & L Foods, Inc. ("Seller") is obligated to use its best efforts to satisfy the conditions to purchase of the Option Shares, including the delivery of appropriate opinions to the Purchaser and counsel for the Company with respect to the free tradability of the Option Shares upon transfer to the Purchaser. Demand is hereby made for the Seller to undertake the efforts to satisfy such conditions.

Purchaser has made arrangements for the funds necessary to complete the purchase of the Option Shares, subject to the satisfaction of the conditions set forth in the May 25 Agreement. Upon the acknowledgment by Seller that it has arranged for the satisfaction of such conditions, the Purchaser is prepared to close the transaction and deliver the purchase funds promptly and in a reasonable time. Purchaser believes that such funds will be available within five business days of the delivery of the required opinions. The Purchaser believes that the Seller should be in a position to satisfy such requirements immediately, in which event the Purchaser would be in a position to close and provide the funds on or before June 24, 1997.

Please be advised that Purchaser presently intends to dispose of a substantial amount of the shares purchased pursuant to this exercise of the option. Accordingly, in the event of any delay on the part of Seller in fulfilling its obligations and proceeding to closing could result in substantial damages.

Please provide the Purchaser with prompt confirmation of your efforts to satisfy such conditions and the name of the counsel you have selected for the purpose of issuing the required opinions. Also, please authorize such counsel to provide drafts of such opinions and related supporting material to Purchaser's counsel, Edwards & Angell, as well as counsel for the Company, for purposes of assuring that such opinions will meet the requirements of the May 25 Agreement.

Very truly yours,



Robert E. Deziel

cc: John Giordano
    Jonathan E. Cole